04 December 2012

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 250,000 Reed Elsevier PLC ordinary shares at a price of 648.2593p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 57,237,664 ordinary shares in treasury, and has 1,199,624,118 ordinary shares in issue (excluding treasury shares). Since 3 September 2012 Reed Elsevier PLC has purchased 23,041,366 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 145,000 Reed Elsevier NV ordinary shares at a price of €11.2430 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 36,469,587 ordinary shares in treasury, and has 688,977,418 ordinary shares in issue (excluding treasury shares). Since 3 September 2012 Reed Elsevier NV has purchased 12,516,796 shares.